Form 51-102F3

MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Gildan Activewear Inc.
725 Montée de Liesse
Montréal, QC H4T 1P5

Item 2      Date of Material Change

May 3, 2007.

Item 3      News Release

Gildan Activewear Inc. ("Gildan") issued a press release on May 3, 2007. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4      Summary of Material Change

On May 3, 2007, Gildan announced that its board of directors (the "Board") declared a one-for-one stock dividend on all of Gildan’s outstanding common shares.

Item 5      Full Description of Material Change

On May 3, 2007, Gildan announced that its Board declared a one-for-one stock dividend on all of Gildan’s outstanding common shares. The Board has fixed Friday, May 18, 2007 as the record date for the determination of the shareholders entitled to receive such dividend. It is expected that the share certificates for the stock dividend will be mailed to the shareholders on or about May 25, 2007.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8      Executive Officer

Laurence G. Sellyn
Executive Vice-President, Chief Financial Officer and Administrative Officer

Item 9      Date of Report

May 3, 2007